Exhibit 99.1

Northern Dynasty: US Army Corps of Engineers’ claim that economic costs of Pebble Project outweigh project benefits contradicts the administrative record

March 15, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its Request for Appeal (“RFA”) of a federal permitting decision concerning Alaska’s Pebble Project challenges key conclusions reached by the US Army Corps of Engineers (“USACE”) with respect to the project’s economic benefits and costs.

Prepared and submitted by the Company’s 100%-owned US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”), the RFA asserts that the USACE’s Public Interest Review (“PIR”) for the Pebble Project, published coincident with its Record of Decision (“ROD”) in November 2020, is contrary to the law and inconsistent with the record – including the Final Environmental Impact Statement (“EIS” or “FEIS”). The Pebble Partnership believes the social and economic impact conclusions drawn by the USACE in the PIR give “undue weight to speculative harms not supported by the record while giving little weight to the Project’s undisputed benefits to local communities, the region, and the State.” (RFA p. 3)

A complete version of the RFA document can be viewed at: https://www.northerndynastyminerals.com/investors/rfa/

The USACE accepted the Pebble Partnership’s RFA last month, and has appointed a Review Officer to oversee the administrative appeal process. While federal guidelines suggest the appeal should conclude within 90 days, the USACE has indicated the complexity of issues and volume of materials associated with Pebble’s case means the review will likely take additional time.

Pebble asserts USACE findings are unsubstantiated

The Pebble Partnership’s RFA asserts that ‘economic detriments’ associated with Pebble as cited by the USACE are vague and speculative, whereas the significant, long-term socioeconomic benefits of the project for local communities, the region, the state and the nation are well documented in the FEIS.

The FEIS documents a broad range of regional and statewide benefits associated with Pebble, including:

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direct and indirect employment in local communities, which currently face a dearth of full-time, year-round, well-paid jobs;

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reduced transportation and energy costs in a region that currently faces one of the highest costs of living in the nation;

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beneficial economic effects on minority and low-income communities;

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potential to offset the current high rate of outmigration in southwest Alaska, as residents leave in search of economic opportunities elsewhere;

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hundreds of millions of dollars in government revenues over the life of the project, with potential corresponding state and local spending on health, education and other valued public services.

“In sum, the record demonstrates the significant, long-term socioeconomic benefits of the Project to local communities, including jobs, infrastructure, health, education and decreased cost of living. Nonetheless, the ROD outrageously asserts that there are adverse economic effects that would outweigh the benefits at the local and regional level. The District relies on pure conjecture to support this finding.” (RFA p. 38)

PLP asserts that ROD findings on ‘subsistence’ contradict FEIS

Among the ‘economic detriments’ the USACE cites is that development of the Pebble Project could lead to less subsistence activity in local communities, resulting in less ‘wild food’ for local residents. The Pebble Partnership RFA argues that this conclusion is contrary to experience at other Alaska mines, where work rotations permit local employees to participate in traditional in-season subsistence activities, as well as FEIS findings that indicate Pebble will have no effect on the availability of subsistence fish and wildlife resources.

The RFA asserts that the USACE’s ROD statements about potential detrimental project effects on subsistence are pure conjecture, and are directly contradicted by the FEIS, which cites an extensive subsistence study undertaken in the Pebble Project area.

USACE in Pebble Project ROD: “If high-harvesting members of the community find project-related employment and have less time for subsistence activities, the rest of the community and households in other communities could end up receiving less wild food through sharing and trading relationships. Increased employment of adults in the communities could impede the amount of time spent teaching young people to hunt, fish, gather, process, and preserve subsistence resources which would impact the amount and quality of traditional knowledge passed on to younger generations, potentially resulting in a long-term or permanent adverse effect to communities.” (RFA p. 38)

USACE in Pebble Project FEIS: “The effect of income on subsistence success (i.e., subsistence production) is evident among households with unique demographic structures. The magnitude of the effect of income is such that in many communities, 30 percent of households produce 70 percent of the subsistence harvest. These “super households” are distinguished because they include multiple working-age males, tend to have high incomes, and often are involved in commercial fishing. These three factors support high-producing households to be able to combine subsistence activities with paid employment and to arrange considerable labor in flexible ways that maximize harvests of subsistence foods, which are then shared with other households in the community and region. ” (RFA p. 40)

Pebble Partnership RFA: “Local community members can make their own decisions as to how to best meet subsistence and other community needs, including whether to pursue mine employment in the first place. The idea that it is a detriment to have a project that offers employment because jobs could change the local way of life is an insult to the adaptability of the local communities.” (p. 40)

PLP asserts post-closure ‘economic detriments’ are actually baseline conditions

Many of the ‘economic detriments’ the USACE cites are, in the Pebble Partnership’s view, changes that could occur after the proposed Pebble mine concludes operations. For instance, the ROD asserts that post-closure “some residents may move to find new employment” and “some decreases of cost of living may increase to pre-project levels.” The USACE also suggests local residents who have gotten used to steady income from Pebble-related employment and economic activity may have to adjust their lifestyles.

The Pebble Partnership’s RFA objects to the USACE’s conclusion about post-closure ‘economic detriments’ on multiple grounds, including that they are not supported by the record.

“The implication being that locals would be better off never having the jobs and associated benefits in the first place so that they do not have to ‘adjust’ when the jobs go away. This conjecture has no support in the record. It also unfairly assumes local communities are unable to save, invest, and otherwise plan for such economic change. The FEIS, by contrast, recognizes that local communities could use the Project revenue to make long-term improvements, including to community infrastructure and community health care facilities.” (RFA p. 39)

“…even if these impacts occur, the District does not explain why these are “detriments” caused by the Project as opposed to a return to baseline conditions. If the 20+ years of mine-related employment gives the local community greater economic stability, reduces out-migration, and lowers the cost of living for two decades – isn’t that still an economic benefit even if the conditions return to baseline after closure? Moreover, the assumption that all socioeconomic benefits would return to pre-project levels (or worse) is nowhere supported in the record.” (RFA p. 39)
About Northern Dynasty Minerals Ltd.
Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under applicable law. All statements in this release, other than statements of historical facts, that address permitting, development and production for the Pebble Project are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com